UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 2, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated December 20, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 2, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Gas Distribution Adjusts Prices

TORONTO, December 20, 2013 – Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective January 1, 2014.

For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall increase of approximately $17 annually. This is primarily due to increased commodity and transportation costs.

Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see an increase of about $9 annually. This is primarily due to increased costs to transport natural gas.

Effective January 1, 2014, Enbridge Gas Distribution’s Gas Supply Charge will increase from 12.30 cents per cubic metre (¢/m³) to 12.68 ¢/m³. The Cost Adjustment includes a refund on Gas Supply of 0.94 ¢/m³. Combined, these result in an effective Gas Supply Charge of 11.74 ¢/m³.

Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

Based on Enbridge Gas Distribution’s approved residential rates, natural gas is currently the most economical choice for home and water heating in Ontario. Natural gas is about 71 per cent less expensive than electricity and oil.**

A typical residential customer purchasing their gas supply from Enbridge is saving about $575 on their total annual natural gas bill compared to what they were paying five years ago. As of January 2014, the annual bill will be about $980. Five years ago, the annual bill for the same customer was about $1555.*

The total effect on a customer’s bill depends on how much gas a customer uses.

Enbridge Gas Distribution Inc. has a more than 160-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2012 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2012 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com.

* Calculations are based on the assumption that a typical residential customer uses about 3,064 cubic metres of natural gas a year for home and water heating. Historical calculations use typical monthly consumption and Enbridge Gas Distribution’s residential rates in effect from April 2008 to March 2009 as compared to those in effect April 2013 to March 2014.

** Natural gas rates are based on Enbridge Gas Distribution Inc.’s approved residential rates effective January 1, 2014. Electricity rates are based on Toronto Hydro’s Ontario Energy Board’s approved rates effective November 2013 and do not include the Ontario Clean Energy Benefit. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of October 2013. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.

Media contact:

Chris Meyer

Tel: 416-753-6626

chris.meyer@enbridge.com